The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED October 17, 2011.

PRELIMINARY PRICING SUPPLEMENT NO. 669 dated , 2011 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-164694

Eksportfinans ASA

Currency Linked Notes Due

(Linked to the Bearish Performance of the Euro against the U.S. Dollar)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date and expected to be the fifth scheduled business day after the valuation date, subject to adjustment) is based on the U.S. dollar/euro exchange rate (the exchange rate, expressed as the number of U.S. dollars per one euro) as measured from the trade date to and including the valuation date (set on the trade date and expected to be between six and seven months after the trade date, subject to adjustment). If the exchange rate return (defined below) is less than the threshold percentage (defined below), you could lose up to between 3.25% and 4.25% (to be set on the trade date) of your investment in the notes depending on the exchange rate return. Additionally, the amount you may receive for each $1,000.00 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,077.50 and $1,087.50).

To determine your payment at maturity, we will first subtract the final exchange rate (determined on the valuation date, subject to adjustment) from the initial exchange rate (determined on the trade date and may be higher or lower than the actual exchange rate on the trade date), divide the result by the initial exchange rate and express it as a percentage, which we refer to as the exchange rate return. The exchange rate return may reflect a negative return (based on any increase in the exchange rate over the life of the notes indicating that the U.S. dollar has weakened in value against the euro) or a positive return (based on any decrease in the exchange rate over the life of the notes indicating that the U.S. dollar has strengthened in value against the euro). We will calculate the amount that you will receive in cash on the stated maturity date, for each $1,000.00 face amount of your notes, as follows:

You will receive the greater of

(i)	the minimum settlement amount (expected to be between $957.50 and $967.50, to be determined on the trade date), and
(ii)	the sum of (a) the minimum settlement amount plus (b) the product of (1) the $1,000.00 face amount times (2) the exchange rate return, subject to the maximum settlement amount.

The amount you will be paid on your notes on the stated maturity date will not be affected by the exchange rate on any day other than the valuation date. You could lose up to between 3.25% and 4.25% (to be set on the trade date) of your investment in the notes if the exchange rate return is less than the threshold percentage of between 3.25% and 4.25% (to be set on the trade date). The minimum settlement amount of between $957.50 and $967.50 is subject to our credit risk. Further, the maximum payment that could receive on the stated maturity date with respect to a $1,000.00 face amount note (the minimum denomination) is limited to the maximum settlement amount expected to be between $1,077.50 and $1,087.50 (to be set on the trade date). In addition, the notes will not bear interest, and no other payments on your notes will be made prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated October 17, 2011

Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. You should read the explanation of risks in "Risk Factors" in this pricing supplement and the discussion of risks in "Risk Factors – Risks relating to index linked notes or notes linked to certain assets" on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus. Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on           , 2011.

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA
Specified Currency:	U.S. dollars
Aggregate Face Amount:	$
Face Amount of each note:	$1,000 We may decide to sell additional notes after the Trade Date at an Issue Price (and underwriting discount and proceeds) that differ from the Original Issue Price.
Agent:	Goldman, Sachs & Co.
The agent may make sales through its affiliates or selling agents.
Agent acting in the capacity as:	Principal
Trade Date:
Original Issue Price:	100.00% of the Face Amount.
Purchase at amount other than the Face Amount:	The amount we will pay you at the stated Maturity Date for your notes will not be adjusted based on the Issue Price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the stated Maturity Date, it could affect your investment in the notes. The return on your investment in such notes may be lower (or higher) than it would have been had you purchased the notes at the Face Amount. Additionally, the Maximum Settlement Amount will permit a lower (or higher) percentage increase in your investment in the notes than indicated elsewhere, relative to your initial investment.
Original Issue Date:	A specified date that is expected to be the fifth Business Day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.
Maturity Date:	A specified date that is expected to be the fifth scheduled Business Day after the Valuation Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day. If the Valuation Date is postponed as described below, the stated Maturity Date will be will be postponed by the same number of Business Day(s) from but excluding the originally scheduled Valuation Date to and including the postponed Valuation Date.
Indexed note:	Yes. The notes will be linked to the exchange rate of the U.S. dollar (USD) to the euro (EUR), expressed as the number of U.S. dollars per one euro. U.S. dollar and euro are each an index currency and together, the index currencies.
Cash Settlement Amount:

As of the Valuation Date, the calculation agent will determine the Cash Settlement Amount you will be entitled to receive on the Maturity Date in respect of each $1,000 Face Amount of notes as follows:

The greater of

(1) the Minimum Settlement Amount, and

(2) the sum of (a) the Minimum Settlement Amount plus (b) the product of (1) the $1,000 Face Amount times (2) the Exchange Rate Return, subject to the Maximum Settlement Amount.

If the Exchange Rate Return is less than the Threshold Percentage, the Cash Settlement Amount you will receive at maturity will be less than the Face Amount of your notes, and you may lose up to between 3.25% and 4.25% (to be set on the Trade Date) of your investment in the notes.

P-2

Maximum Settlement Amount:	Expected to be between $1,077.50 and $1,087.50, to be determined on the Trade Date.
Cap:	12.00%
Threshold Percentage:	Expected to be between 3.25% and 4.25%, to be determined on the Trade Date.
Exchange Rate:	The USD/EUR exchange rate (expressed as the number of U.S. dollars per one euro) as reported on the London mid-market rate published by WM Company and displayed on Reuters page “WMRSPOT05” at 4:00 p.m. London time (or any successor or replacement service or page), as determined by the Calculation Agent, subject to certain Currency Market Disruption Events as described below.
Initial Exchange Rate:	To be determined on the Trade Date by the Calculation Agent, and may be higher or lower than the Exchange Rate on the Trade Date.
Final Exchange Rate:	The Exchange Rate as determined on the Valuation Date by the Calculation Agent, subject to certain Currency Market Disruption Events as described below.
Exchange Rate Return:	The result of (i) the Initial Exchange Rate minus the Final Exchange Rate divided by (ii) the Initial Exchange Rate, expressed as a positive or negative percentage.
Valuation Date:	A specified date that is expected to be between six and seven months after the Trade Date, to be determined on the Trade Date, subject to adjustment (i) if such date is not a Fixing Day for an index currency due to a scheduled holiday, to the preceding Fixing Day, (ii) if such date is not a Fixing Day for an index currency due to an unscheduled holiday (as defined under “—Currency Market Disruption Event”), to the next Fixing Day immediately following the originally scheduled Valuation Date and (iii) if on such date a Currency Market Disruption Event occurs with respect to an index currency, in which case the Valuation Date may be postponed up to five days if a Currency Market Disruption Event is continuing.
Currency Market Disruption Event:

A Currency Market Disruption Event will occur if it becomes impossible to obtain the Final Exchange Rate (USD/EUR) from the Reuters “WMRSPOT05” page at 4:00 p.m. London time on the Valuation Date (or any successor or replacement or similar service or page thereto, as determined by the Calculation Agent in its sole discretion) or if the Calculation Agent determines in a commercially reasonable manner that it is not possible to effect a market transaction at the published rate.

If a Currency Market Disruption Event occurs on any day that would otherwise be the Valuation Date, as determined by the Calculation Agent, or such day is not a Fixing Day, then the Valuation Date will be postponed to the next Fixing Day or, if the originally scheduled Valuation Date is not a Fixing Day because of a Scheduled Holiday and a Currency Market Disruption Event occurs on the preceding Fixing Day, the first following Fixing Day on which a Currency Market Disruption Event does not occur or is not continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days.

If the Valuation Date is postponed to the last possible day, but a Currency Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Fixing Day, that day will nevertheless be the Valuation Date.

P-3

If the Calculation Agent determines that the Exchange Rate is not available on the last possible Valuation Date because of a continuing Currency Market Disruption Event or a non-Fixing Day, the Calculation Agent will nevertheless determine, in its sole discretion and in a commercial reasonable manner, the Final Exchange Rate on that day.

An Unscheduled Holiday means a day on which the London mid-market rate, with respect to the Final Exchange Rate, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the Calculation Agent in its sole discretion) and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two Fixing Days prior to the Unscheduled Holiday.

A Scheduled Holiday means a day on which the London mid-market rate, with respect to the Final Exchange Rates, will not be published by WM Company and displayed on the relevant Reuters page at 4:00 p.m., London time (or any successor or replacement or similar services or page thereto as determined by the Calculation Agent in its sole discretion) and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two Fixing days prior to the Scheduled Holiday.

Discontinuance of the Exchange Rate:	If trading of the U.S. dollar or euro is discontinued, or the Exchange Rate is not available on the last possible Valuation Date because of a Currency Market Disruption Event or for any other reason, the Calculation Agent will determine the amount payable on the Maturity Date by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the applicable exchange rate.
Calculation agent:	Goldman, Sachs & Co.
Fixed rate note:	The notes will not bear interest. There will be no payments prior to maturity.
Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.
Fixing Day:	A day on which the Exchange Rate is displayed on the Reuters page “WMRSPOT05” at 4:00 p.m. London time (or any successor or replacement or similar service or page thereto, as determined by the calculation agent in its sole discretion).
Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.
Tax redemption:	No
Additional amounts payable:	No
Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof.
Renewable note:	No
Form of notes:	Book-entry
CUSIP No.:
ISIN No.:
Listing:	None

P-4

FDIC:	The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.
Other:	The notes will not bear interest and are not renewable notes, asset linked notes, amortizing notes or exchangeable notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

Capitalized terms used in this preliminary pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

You should read this preliminary pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, “we,” “us,” or “our” refers to Eksportfinans ASA.

P-5

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in a foreign currency exchange rate. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in foreign currency exchange rate and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not bear interest. Also, your notes are not equivalent to investing directly in the index currencies to which your notes are linked. Before investing in the notes, you should carefully consider the risks below, the risks described under “Risk Factors—Risks relating to index linked notes or notes linked to certain assets” beginning on page S-6 in the accompanying prospectus and the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on March 31, 2011 and is incorporated by reference herein.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many unpredictable factors" below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Secondary trading in the notes may be limited" below.

The Cash Settlement Amount may be less than the Face Amount of the notes, and you will lose part of your investment if the Exchange Rate Return is less than the Threshold Percentage, and is subject to currency exchange rate risk.

The Cash Settlement Amount will depend on the change in the Exchange Rate. Because the Exchange Rate is subject to fluctuations, the Cash Settlement Amount may be less than the Face Amount of the notes, and you will lose up to between 3.25% and 4.25% (to be set on the Trade Date) of your investment if the Exchange Rate Return is not greater than the Threshold Percentage. Fluctuations in the exchange rate between the U.S. dollar and the euro will also affect the market price of your notes. For example, if the U.S. dollar appreciates, we expect that the market value of your notes will increase and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will decrease. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

P-6

Any decline in our credit ratings may affect the market value of your notes.

An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

In addition, the Minimum Settlement Amount of between $957.50 and $967.50 (to be determined on the Trade Date) is subject to our credit risk.

The notes are a speculative investment.

The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose part of your investment in the notes.

You can lose up to between 3.25% and 4.25% (to be set on the Trade Date) of your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Exchange Rate from the Initial Exchange Rate. You may lose part of your investment in the notes if the Exchange Rate Return is less than the Threshold Percentage.

Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive less than the amount of your investment in the notes.

Past Exchange Rates are no guide to future performance.

The actual performance of the Exchange Rate over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Exchange Rate or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Exchange Rate.

The values of the index currencies and the Exchange Rate at any given time are affected by many complex factors.

The value of any currency may be affected by complex political and economic factors. The exchange rate of a currency in terms of another currency is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country for each relevant currency as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many currencies in recent years, including the U.S. dollar and the euro, are permitted to fluctuate in value relative to each other. Governments, including those issuing the index currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, market value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the index currencies or any other currency.

The price of the notes and payment on the Maturity Date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the euro or other de facto restrictions on the repatriation of U.S. dollars.

P-7

Suspensions or disruptions of market trading in one or more of the index currencies may adversely affect the value of your notes.

The foreign currency exchange markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculations. These circumstances could adversely affect the foreign currency exchange rates and, therefore, the value of your notes.

Owning the notes is not the same as owning the euro.

The return on your note will not necessarily reflect the return you would realize if you actually purchased an amount of euro and converted that amount into U.S. dollars on the Valuation Date.

Even though currencies trade around-the-clock, your notes will not.

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the index currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Final Exchange Rate used to calculate the amount paid to you in U.S. dollars at the Maturity Date. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The market price of your notes may be influenced by many factors that are unpredictable and interrelated.

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the Maturity Date. The market value of your notes will be affected by many factors that are beyond our control and are unpredictable.

Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your notes may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your notes, may offset any positive effect that favorable political or economic developments in the European Union could have. The following paragraphs describe the expected impact on the market value of your notes given a change in a specific factor, assuming all other conditions remain constant.

The Exchange Rate will affect the market value of your notes.

We expect that the market value of your notes at any particular time will depend substantially on the amount, if any, by which the Exchange Rate at that time has risen above or has fallen below the Initial Exchange Rate. If you sell your notes at a time when the Exchange Rate is less than the Initial Exchange Rate, you may receive less than the amount that would be payable on the Maturity Date based on a Final Exchange Rate equal to that current Exchange Rate because of an expectation that the Exchange Rate will continue to fluctuate until the Final Exchange Rate is determined. If you sell your notes at a time when the Exchange Rate is above the Initial Exchange Rate, you may receive less than the principal amount of your notes.

It is impossible to predict whether the U.S. dollar will rise or fall. In addition, we cannot predict whether future changes in the values of the index currencies will correlate with changes that occurred in the past.

Changes in interest rates are likely to affect the market value of your notes.

Although the notes will pay no interest, we expect that the market value of your notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the market value of your notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your notes will increase. If interest rates increase or decrease in markets based on the euro, the market value of your notes may be adversely affected. Interest rates may also affect the economies of the European Union or the United States, and, in turn, the Exchange Rate and therefore the market value of your notes.

P-8

Changes in the volatility of the index currencies are likely to affect the market value of your notes.

The volatility of the index currencies refers to the size and frequency of the changes in price in the euro and/or market fluctuation. In general, if the volatility of the index currencies increases, we expect that the market value of your notes will increase and, conversely, if the volatility of the index currencies decreases, we expect that the market value of your notes will decrease.

Changes in the foreign exchange rates are likely to affect the market value of your notes.

The U.S. dollar to foreign currency rate refers to a foreign exchange spot rate that measures the relative values of two currencies, that foreign currency and the U.S. dollar. This rate reflects the number of U.S. dollars that can be purchased for one euro.

Because your notes are payable in U.S. dollars, the level of the foreign currency to U.S. dollar exchange rate will affect the market value of your notes. In general, if the U.S. dollar appreciates, we expect that the market value of your notes will decrease and, conversely, if the U.S. dollar depreciates, we expect that the market value of your notes will increase.

The time remaining to maturity is likely to affect the market value of your notes.

Prior to the Maturity Date, the market value of your notes may be higher than one would expect if that value were based solely on the Exchange Rate and the level of interest rates. This difference would reflect a “time premium” due to expectations concerning the Exchange Rate and interest rates during the time remaining to the Maturity Date. However, as the time remaining to the Maturity Date decreases, we expect that this time premium will decrease, lowering the market value of your notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of your notes of a given change in some of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes. We expect, however, that the effect on the market value of your notes of a given change in the Exchange Rate will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

If you purchase your notes at a premium to the Face Amount, the return on your investment will be lower than the return on notes purchased at the Face Amount and the impact of certain key terms of the notes will be negatively affected.

The Cash Settlement Amount you will be paid for your notes on the stated Maturity Date will not be adjusted based on the Issue Price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of the notes, then the return on your investment in such notes held to the stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or a discount to the Face Amount. In addition, the impact of the Maximum Settlement Amount on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the Maximum Settlement Amount will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the Face Amount or a discount to the Face Amount.

The calculation of the Cash Settlement Amount does not take into account all developments in the Exchange Rate.

Changes in the Exchange Rate during the term of the notes before the Valuation Date will not be reflected in the calculation of the Cash Settlement Amount payable at maturity. The calculation agent will calculate the Cash Settlement Amount by comparing only the Initial Exchange Rate and the Final Exchange Rate. No other Exchange Rates will be taken into account. As a result, you may lose a part of your investment even if the Exchange Rate has increased at certain times during the term of the notes.

If the value of the U.S. dollar changes as against the euro, the market value of your notes may not change in the same manner.

Your notes may trade quite differently from the performance of the U.S. dollar as against the euro. Changes in the values of the index currencies may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “The market price of your notes may be influenced by many factors that are unpredictable and interrelated” above.

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The potential for the value of your notes to increase may be limited.

Your ability to participate in any change in the Exchange Rate over the life of your notes will be limited because of the Maximum Settlement Amount, which is expected to be between $1,077.50 and $1,087.50 (to be determined on the Trade Date) for each $1,000.00 of the Face Amount. The Maximum Settlement Amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the Exchange Rate may decline below the Initial Exchange Rate over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the euro.

The notes will not bear interest.

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

As Calculation Agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

As Calculation Agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including, without limitation, determining the Initial Exchange Rate on the Trade Date and the Final Exchange Rate on the Valuation Date, which will be used to calculate the Cash Settlement Amount. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under "There may be conflicts of interest between you and Goldman, Sachs & Co", including with respect to certain determinations and judgments that the Calculation Agent must make such as whether a Currency Market Disruption Event has occurred, the Final Exchange Rate in the event that a Currency Market Disruption Event that is continuing on the originally scheduled Valuation Date and the amount payable on any acceleration. The Calculation Agent is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to financial instruments whose value is affected by, based on or related to the Cash Settlement Amount for their proprietary accounts or for other accounts under their management. These activities could have an effect on the spot exchange rate for U.S. dollars in exchange for the euro. The spot exchange rate will be used to determine the Final Exchange Rate and, in turn, the Cash Settlement Amount. In addition, an affiliate of Goldman, Sachs & Co. is also the writer of the hedge of our obligation under the notes and will be obligated to pay us at maturity of the notes an amount equal to the excess, if any, of the Cash Settlement Amount over the principal amount of the notes. As a result, Goldman, Sachs & Co., in its capacity as Calculation Agent, may have a conflict of interest to the extent that its or its affiliates’ trading activities or the determinations it makes in respect of the notes affect the payments due to or from the affiliate of Goldman, Sachs & Co. under the related swap transaction or the value of the investments held by the Calculation Agent’s or its affiliates’ proprietary or managed accounts. For example, the issuance of other securities indexed to the U.S. Dollar exchange rate for the euro or related indices, i.e., the introduction of competing products into the marketplace, could adversely affect the value of the notes. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of such securities or other instruments, their interests with respect to such products may be adverse to those of the holders of the notes. Goldman, Sachs & Co. and its affiliates will also have interests for their proprietary accounts or for accounts under their management in foreign exchange trading, including trading in the index currencies. Such trading could influence the Final Exchange Rate and, therefore, the Cash Settlement Amount and could adversely affect the holders of the notes.

The Calculation Agent can postpone the Valuation Date if a Currency Market Disruption Event occurs.

If the Calculation Agent determines that a Currency Market Disruption Event has occurred or is continuing on the Valuation Date or that such date is not a Fixing Day with respect to the Exchange Rate, the Valuation Date may be postponed until the first Fixing Day on which no Currency Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Currency Market Disruption Event occurs or is continuing on that day or such day is not otherwise a Business Day, that day will nevertheless be the Valuation Date.

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As a result of the foregoing, the Maturity Date for your notes may also be postponed. In such case, you may not receive the payment amount that we are obligated to deliver on the Maturity Date until after the originally scheduled Maturity Date. Moreover, if the Final Exchange Rate is not available on the last possible Valuation Date because of a continuing Currency Market Disruption Event, a non-Fixing Day or for any other reason, the Calculation Agent will nevertheless determine the Final Exchange Rate based on its assessment made in its sole discretion and in a commercially reasonable manner of the Exchange Rate at that time. See "Currency Market Disruption Event" and "Discontinuance of an Exchange Rate" for more information.

Secondary trading in the notes may be limited.

The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "The market price of your notes may be influenced by many factors that are unpredictable and interrelated" above.

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ADDITIONAL INFORMATION

Calculation agent

We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Exchange Rate and for all calculations and determinations regarding Currency Market Disruption Events, the Cash Settlement Amount and the interest rate applicable to any overdue payment of the Cash Settlement Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

Upon request, the calculation agent will provide a written statement to an investor showing how the Cash Settlement Amount per U.S. $1,000 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.

200 West Street, 4th Floor

New York, New York 10282

Attn: Structured Equities Solutions

Telephone No. +1 212 902 1000

Facsimile No. +1 212 902 3000

Hypothetical examples

In the table below, we provide a range of hypothetical pre-tax Exchange Rate Returns for the index currencies. Based on these hypothetical Exchange Rate Returns, we illustrate a range of Cash Settlement Amounts per $1,000 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Exchange Rate Returns could have on the Cash Settlement Amount, assuming all other variables remain constant.

The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the stated Maturity Date. If you sell your notes prior to the stated Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see "Risk Factors" above.

The table below also assumes that there is no Currency Market Disruption Event with respect to the index currencies on the Valuation Date. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on an investment in the index currencies.

The Exchange Rate has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Exchange Rate over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical performance of the Exchange Rate set forth elsewhere in this pricing supplement. For information about the performance of the Exchange Rate during recent periods, see "The Index Currencies – Historical Exchange Rates" below.

The levels in the left column of the table below represent hypothetical Exchange Rate Returns as percentages resulting from subtracting the Final Exchange Rate from the Initial Exchange Rate and then dividing the result by the Initial Exchange Rate. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Exchange Rate Returns, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of one percent). The middle column contains hypothetical Cash Settlement Amounts for each U.S. $1,000 Face Amount of notes, based on the corresponding hypothetical Exchange Rate Returns, and are expressed as cash amounts rounded to the nearest U.S. $0.01. Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100% of the Face Amount of a note, based on the corresponding hypothetical Exchange Rate Return and the assumptions noted below.

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The following table illustrates the hypothetical payment amounts of the notes on the Maturity Dates assuming a Cap of 12.00%, a hypothetical Threshold Percentage of 4.25%, a Maximum Settlement amount of $1,077.50 for each $1,000 Face Amount and a Minimum Settlement Amount of $957.50 for each $1,000 Face Amount.

Hypothetical Exchange Rate Return	Hypothetical Cash Settlement Amount per $1,000 Face Amount	Hypothetical Cash Settlement Amount as a Percentage of $1,000 Face Amount
50.00%	$1,077.50	107.75%
30.00%	$1,077.50	107.75%
20.00%	$1,077.50	107.75%
12.00%	$1,077. 50	107.75%
10.00%	$1,057.50	105.75%
4.25%	$1,000.00	100.00%
4.00%	$997.50	99.75%
2.00%	$977.50	97.75%
0.00%	$957.50	95.75%
-10.00%	$957.50	95.75%
-15.00%	$957.50	95.75%
-20.00%	$957.50	95.75%
-30.00%	$957.50	95.75%
-50.00%	$957.50	95.75%
-75.00%	$957.50	95.75%
-100.00%	$0.00	0.00%

If, for example, the Exchange Rate Return were determined to be -20.00%, the Cash Settlement Amount that we would deliver on your notes at maturity would be 95.75% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date and held them to the stated Maturity Date, you would lose 4.25% of the Face Amount of your investment (if you purchased your notes at a premium to the Face Amount you would lose a correspondingly higher percentage of your investment).

The hypothetical payment amounts on notes held to the stated Maturity Date in the examples above assume you purchased your notes at the Face Amount and have not been adjusted to reflect the actual Issue Price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the Face Amount, the return on your investment will differ from, and may be lower than, the hypothetical returns suggested by the above examples.

In addition, if the Exchange Rate Return were determined to be 150.00%, the payment amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount (expressed as a percentage of the Face Amount), or 107.75% of each $1,000.00 Face Amount of your notes, as shown in the table above. As a result, if you held your notes to the stated Maturity Date, you would not benefit from any increase in the Exchange Rate Return over 12.00%. If the Exchange Rate Return were determined to be equal to or greater than 12.00%, the Maximum Settlement Amount that we would deliver on your notes at maturity would be capped at $1,077.50 for each of your notes. If the Exchange Rate Return were determined to be equal to or greater than zero but less than the Threshold Percentage, at maturity you would receive more than the Minimum Settlement Amount of $957.50 but less than $1,000 for each $1,000 Face Amount of your notes.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on your notes on the stated Maturity Date, if the Exchange Rate Return were any of the hypothetical percentages shown on the horizontal axis. The chart shows that any hypothetical Exchange Rate Return of less than 4.25% would result in a hypothetical payment amount of less than 100.000% of the Face Amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Exchange Rate Return of greater than 12.00% (the section right of the 12.00% marker on the horizontal axis) would result in a capped return on your investment.

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THE INDEX CURRENCIES

The index currencies are the U.S. dollar and the euro. As exchange rates move, the U.S. dollar value of the euro will vary based on the appreciation or depreciation of the U.S. dollar.

Historical Exchange Rates

The following table shows, for the periods indicated, high, low and period-end spot exchange rates (expressed as the number of U.S. dollars per one euro) between the U.S. dollar and the euro for customary settlement in the spot foreign exchange market based on information obtained from WM Company, without independent verification. This historical data on the Exchange Rate is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the U.S. dollar during any period set forth below is not an indication that the Exchange Rate is more or less likely to increase or decrease in value at any time during the term of the notes.

USD/EUR

	High	Low	Close
2008
Quarter ended March 31	1.5846	1.4479	1.5846
Quarter ended June 30	1.5979	1.5344	1.5756
Quarter ended September 30	1.5972	1.3923	1.4047
Quarter ended December 31	1.4479	1.2449	1.3901
2009
Quarter ended March 31	1.3934	1.2531	1.3277
Quarter ended June 30	1.4299	1.2921	1.4027
Quarter ended September 30	1.4793	1.3899	1.4617
Quarter ended December 31	1.5094	1.4232	1.4348
2010
Quarter ended March 31	1.4547	1.3343	1.3531
Quarter ended June 30	1.3627	1.1930	1.2249
Quarter ended September 30	1.3652	1.2455	1.3652
Quarter ended December 31	1.4225	1.3018	1.3416
2011
Quarter ended March 31	1.4212	1.2933	1.4191
Quarter ended June 30	1.4892	1.4022	1.4499
Quarter ended September 30	1.4535	1.3417	1.3417
Quarter ending December 31 (through October 14, 2011)	1.3865	1.3274	1.3865

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TAXATION IN THE UNITED STATES

The Notes will be treated as foreign currency denominated short-term debt securities, as described under “Taxation in the United States” in the accompanying prospectus supplement and prospectus.

Recently enacted legislation may require individual U.S. holders to report to the Internal Revenue Service certain information with respect to their beneficial ownership of the Notes. Investors who fail to report required information could be subject to substantial penalties.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of               , 2011 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,           , 2011 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.

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